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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 17)



                          Citadel Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172862104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
                 550 S. Hope, Ste. 1825, Los Angeles, CA 90071
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                August 17, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  172862104                                           Page 2 of 5 Pages

--------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Craig Corporation
                   95-1620188
--------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[_]
                                                                      (b)[_]

--------------------------------------------------------------------------------

3              SEC USE ONLY

--------------------------------------------------------------------------------

4              SOURCE OF FUNDS*

                     WC
--------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

--------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                                  1,451,912
                        --------------------------------------------------------
       NUMBER OF          8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY       --------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                 1,451,912
                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,451,912
--------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [_]

--------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      24.2%
--------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


     This Amendment No. 17 amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Schedule 13D") filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares (the "Shares") of Common Stock of Citadel Holding Corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

     ITEM 1. SECURITY AND ISSUER.

     Item 1 is hereby amended to add the following:

     Included in the shares of Common Stock beneficially owned by Craig are 666,000 shares of Common Stock issuable upon exercise of a warrant (the "Warrant Shares") granted by the Issuer to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 dated April 3, 1995.

     Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 17 include 785,912 outstanding shares of Common Stock held by Craig and the Warrant Shares. Craig also holds 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Shares"), stated value $3.95 per share, of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14, 15 (dated December 7, 1994) and 15 (dated April 3, 1995) to Schedule 13D. Pursuant to the Warrant Agreement described in Amendment 5, dated April 3, 1995, Craig has generally agreed not to tender any of the Preferred Shares for conversion (the "Conversion Deferral") prior to February 4, 1996. In light of the Conversion Deferral, Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 17 do not include any shares of Common Stock that would be issuable assuming Craig's conversion of the Preferred Shares.

     Pending any conversion of the Preferred Shares, the holders of the Preferred Shares are entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and to vote together with the holders of Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig as reported herein, together with its Preferred Shares, represents approximately 37.9% of the aggregate combined voting power of the outstanding shares of Preferred Stock and Common Stock assuming the exercise in full of the Warrant.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following:

     The source of funds for Craig's purchase of 118,900 shares of the Issuer's Common Stock is working capital. All of these purchases were market purchases for a total net consideration of approximately $269,660.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     The above described purchases have increased Craig's interest in Common Stock of the Issuer by 118,900 shares, representing approximately 2% of the Issuer's currently outstanding common stock. With these purchases, Craig currently owns 28.8% of the outstanding voting securities of the Issuer, and upon exercise of the Warrant Shares, would own 37.9% of such outstanding voting securities.

     Based upon publicly available filings, Craig believes that it is the largest holder of the Issuer's voting securities. At the present time, the Chairman of Craig (James J. Cotter) is also the Chairman of the Issuer, and the President of Craig (S. Craig Tompkins) is also the Vice Chairman, Secretary, Treasurer and Principal Accounting Officer of the Issuer. Three of the Issuer's five directors (Messrs. Cotter, Tompkins and William Gould) are also directors of Craig. The Issuer currently sublets all of its office space from Craig. Also, Craig and the Issuer are currently in the process of documenting a reciprocal management services agreement which will allow for the sharing of certain executive services between the two companies.

     Given the scope and extent of its interest in the Issuer, Craig intends to be actively involved in the direction of the business and affairs of the Issuer. The Issuer has recently sold substantially all of its interest in Fidelity Federal Bank, FSB, and is currently involved in an analysis of the alternatives available to it. Craig intends to be actively involved in this process as well. While the executives of Craig and the Issuer have, from time to time, had preliminary discussions exploring the possibility of joint ventures involving the Issuer, on the one hand, and Craig (and/or one or more of its affiliates), on the other hand, at the present time, Craig has no specific proposal or plan for any extraordinary transaction with respect to the Issuer or its assets.

     Due to the overlap between the executives and directors of Craig and Citadel, it is likely that certain of these overlapping officers and/or directors will be directly involved, in their capacities as officers and/or directors of the Issuer, in the development of the Issuer's business plan and with respect to decisions involving the utilization of the Issuer's assets. Craig does not regard itself as having any responsibility to make disclosures on
Schedule 13D with respect to the activities of these individuals in their capacities as officers and/or directors of the Issuer and presently intends only to make disclosures on Schedule 13D where a specific plan or proposal with respect to the Issuer has been presented to and adopted by the Craig Board of Directors and disclosure is, accordingly, required under Schedule 13D.

     Craig may acquire from time to time further Common Stock in the market, depending upon price, market conditions, evaluation of alternative uses for its working capital and other conditions. However, Craig has no present intent to acquire as much as a majority interest in the Issuer, to liquidate the Issuer, or to otherwise take it private or cause it to be other than publicly traded. Craig has no current plan or proposal with respect to any transaction with the Issuer of the types specified in Items 4(b) through (j) of the Schedule 13D.

     ITEM 5.  PURPOSE OF TRANSACTION.

     Item 5 is hereby amended to add the following:

     5(a). See Items 11 and 13 of the Cover Page and the information in Item 1 concerning the securities of the Issuer beneficially owned by Craig.

     5(b).  See Items 7, 8, 9 and 10 of the Cover Page and the information in
Item 1 concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig.

     Within the past 25 days, Craig has engaged in the following transactions in Common Shares of the Issuer, all of which were effectuated on the American Stock
Exchange:

Date         Shares Purchased   Price Per Share
----------   ----------------   ---------------

7/31/95                15,000            $2.375
8/16/95                16,000            $2.125
8/17/95                12,500            $2.125
8/17/95                20,000            $2.125
8/18/95                25,400            $2.125
8/23/95                30,000            $2.250


                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 23, 1995


CRAIG CORPORATION
a Delaware Corporation


By: /s/ Robin Skophammer
    --------------------
    Robin Skophammer
    Chief Financial Officer